

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 14, 2011

Mr. Nikolay Lobachev
Chief Financial Officer
Diversified Global Holdings Group, Inc.
800 North Magnolia Avenue, Suite 105
Orlando, Florida 32803

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Periods Ended March 31, 2010, June 30, 2010, and September 30, 2010**
> **Form 8-K filed October 13, 2010**
> **File No. 0-53524**

Dear Mr. Lobachev:

We have reviewed your response letter dated February 4, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2009</u>

<u>General</u>

1. We note your responses to comments one and two from our letter dated January 28, 2011 and comment two from our letter dated December 2, 2010. Several of your accounting staff and outside consultants have non-U.S. professional designations, but aside from the one outside accounting consultant that you used during the 2009 audit, you have not indicated that anyone else involved in your financial reporting holds and maintains a U.S. professional designation, such as a Certified Public Accountant (U.S.) license. You state each of your chief accounting officers and accounting consultants take ongoing courses in their respective countries relating to U.S. GAAP and that the accounting consultant to your Russian entities has been the CFO of

another SEC registrant for several years. You also make general statements that several individuals have broad knowledge of U.S. GAAP and/or extensive backgrounds in U.S. GAAP without providing support for those assertions. Based on your responses to date, we do not understand how you concluded you have accounting personnel with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP. If you do not have accounting personnel with sufficient U.S. GAAP experience, this would appear to be a material weakness in your internal controls over financial reporting as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X. Please provide us with additional support or amend your Form 10-K for the year ended December 31, 2009 to provide a revised Item 9A. The revised management report on internal control over financial reporting should clearly state that internal control over financial reporting is not effective and should provide clear disclosure of the material weakness identified by management, i.e. that you do not have accounting personnel with sufficient experience in preparing financial statements and maintaining books and records in U.S. GAAP. You should also clearly state that your disclosure controls and procedures are not effective for the same reason. Please also provide related risk factor disclosure in your amended Form 10-K. In addition, please ensure that you include updated certifications that refer to the amended Form 10-K.

Business, page 1

2. We note your response to comment three in our letter dated January 28, 2011; however, we reissue the comment since you did not provide us with the "following additional information" that you will provide in future filings as to the consulting services offered by the company's consulting business. Please confirm to us that you will provide the information required by Item 101(h) of Regulation S-K for the consulting services you provide.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Liquidity and Capital Resources, page 10

3. We note your response to comment six in our letter dated January 28, 2011; however, we reissue the comment in part. As previously requested, please discuss your current commitments for capital expenditures. We note that you plan to use operating cash flow from your subsidiaries to satisfy the current commitments for expenditures.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-

Mr. Nikolay Lobachev
Diversified Global Holdings Group, Inc.
February 14, 2011
Page 3

3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief